Exhibit 99.118

Global Cannabis Research Leaders Beckley Foundation and Canopy Health Innovations Partner to Form Beckley Canopy Therapeutics

SMITHS FALLS, ON and OXFORD, UK, April 9, 2018 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”) is pleased to announce the launch of Beckley Canopy Therapeutics (“Beckley Canopy”), a partnership between its affiliate and biopharmaceutical research arm Canopy Health Innovations (“Canopy Health”) and drug research pioneer Lady Amanda Feilding and the Beckley Foundation (“Beckley”).

Beckley Canopy has been formed to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. The partnership will combine Amanda Feilding’s 20+ year track record of groundbreaking research and network of world-renowned scientific collaborators with Canopy Health’s leadership in the commercial cannabis and pharmaceutical industries, bringing together European and North-American based research leaders in cannabis.

“We are delighted to have formed this partnership with Beckley. They have been leading the way in drug policy reform and cannabis research for more than two decades and we feel that our skill-sets complement each other perfectly,” said Marc Wayne, CEO of Canopy Health. “This is a unique opportunity to expand our operations, conduct world-class research, and meet the needs of doctors and patients around the world.”

As part of its business model, Beckley Canopy will engage in a number of research areas to establish an intellectual property portfolio and develop innovative cannabis-based pharmaceutical and natural health products. In doing so, it plans to work with cannabis genetics and other products provided by its strategic partner, Canopy Growth, the largest cannabis company in the world.

“For over half a century, I have been committed to scientifically investigating the potential benefits of certain psychoactive compounds for the treatment of illnesses, and for the enhancement of well-being,” said Amanda Feilding, Founder and Executive Director of the Beckley Foundation. “Twenty years ago, I set up the Beckley Foundation in order to bridge the divide between science and drug-policy. We have come a very long way since then and have now begun an exciting new chapter where science can be used to provide safe and effective cannabis medicines for people in need all over the world. I am thrilled to have Canopy Health as our partners in this new venture. I have great faith not only in their capabilities but also in their commitment to maintaining the Beckley Foundation’s ethical standards in everything we do together.”

Staying true to both partner organizations’ commitment to corporate social responsibility, Beckley Canopy will donate a share of all profits from future commercialized products to support the not-for-profit scientific research and policy work of the Beckley Foundation.

Beckley Canopy’s first IP generating research in humans is already underway: a brain imaging trial looking at the effects of a proprietary cannabinoid formulation in the treatment of a major indication. Additional research and product development programs are scheduled to start in 2018. As IP positions are secured, further information will be provided.

Here’s to Future (Scientific Research) Growth.

About Amanda Feilding Countess of Wemyss, and the Beckley Foundation

Amanda Feilding is a world-renowned leader in scientific research into the effect of psychoactive substances, and into drug policy reform. As founder of the Beckley Foundation, a UK-based think-tank and NGO, Amanda has advised governments and the UN, partnered with eminent academic institutions

(such as Imperial College, UCL, and Johns Hopkins, among others), and co-authored over 40 peer-reviewed scientific publications—many with groundbreaking results. Notable achievements include: the Global Cannabis Commission in 2008—a turning point in the UN’s attitude to cannabis reform; the first ever brain imaging study on LSD; the first study to use psilocybin in the treatment of depression with Imperial College; and the UK’s first study into the effects of CBD and its interactions with THC with King’s College London in 2008. For more information visit http://beckleyfoundation.org/

About Canopy Health Innovations

Canopy Health Innovations (Canopy Health) operates as an independent and private collaborator of Canopy Growth Corporation and its subsidiaries. Canopy Health is owned in part by Canopy Growth and qualified private investors. Canopy Health’s business model is to engage simultaneously in numerous research areas, with a strict focus on the creation and enhancement of intellectual property, which is then retained exclusively on a first-priority basis. Canopy Growth and its subsidiaries retain an exclusive, first priority right to license and commercialize intellectual property developed and owned by Canopy Health.

Canopy Health is focused on providingmore in depth and advanced understanding of the cannabis plant and the potential medical uses for both humans and animals. This, combined with a more favourable regulatory system, and a global paradigm shift towards the normalization of cannabis, positions Canopy Health as an ideal company to invest in, conduct research, and develop safe, effective, natural medicines derived from cannabis.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 1 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

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For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 02:00e 09-APR-18